SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

Stelmar Shipping Ltd. (SJH)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

V8726M103

(CUSIP Number)

George Karageorgiou

c/o Stelinvest Corp.

Status Center

2A Areos Str.

Vouliagmeni, 16671

Athens, Greece

Tel: 011 30 210 967 1019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stelshi Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,138,584 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,138,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.48%(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC
(1)	As a result of the matters described under Item 4 of this Amendment No. 18 to the Schedule 13D, the Reporting Persons may be deemed to constitute a group with Stelphi Holding Ltd. and Polys Haji-Ioannou. If the Reporting Persons are deemed to be group members, then the aggregate amount beneficially owned by the Reporting Persons would include the shares beneficially owned by Stelphi Holding Ltd. and Polys Haji-Ioannou, which the Reporting Persons believe would total 3,550,611 Shares together with the number of Shares beneficially owned by the Reporting Persons, which would constitute in the aggregate 20.21% of Shares outstanding as of October 14, 2004, calculated in accordance with note (2) below. See Item 5(a)-(b).
(2)	Calculated based on the 17,565,549 shares of common stock reported by Stelmar to be issued and outstanding as of October 14, 2004 in its Form 6-K filed with the SEC on October 15, 2004.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stelios Haji-Ioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) See the originally filed Schedule 13D and Amendment Nos. 1 and 2 thereto.	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain and Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,138,584 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,138,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.48%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	As a result of the matters described under Item 4 of this Amendment No. 18 to the Schedule 13D, the Reporting Persons may be deemed to constitute a group with Stelphi Holding Ltd. and Polys Haji-Ioannou. If the Reporting Persons are deemed to be group members, then the aggregate amount beneficially owned by the Reporting Persons would include the shares beneficially owned by Stelphi Holding Ltd. and Polys Haji-Ioannou, which the Reporting Persons believe would total 3,550,611 Shares together with the number of Shares beneficially owned by the Reporting Persons, which would constitute in the aggregate 20.21% of Shares outstanding as of October 14, 2004, calculated in accordance with note (2) below. See Item 5(a)-(b).
(2)	Calculated based on the 17,565,549 shares of common stock reported by Stelmar to be issued and outstanding as of October 14, 2004 in its Form 6-K filed with the SEC on October 15, 2004.

CUSIP No. V8726M103	Page 4 of 8

This statement constitutes Amendment No. 18 to the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 17, the "Schedule 13D") on behalf of Stelshi Holding Ltd., a Liberian corporation ("Stelshi"), and its sole shareholder, Stelios Haji-Ioannou ("Stelios" and, together with Stelshi, the "Reporting Persons") with respect to the common stock, par value $.02 per share (the "Shares") of Stelmar Shipping Ltd., a Liberian corporation ("Stelmar" or the "Company"). Capitalized terms not defined in this Amendment No. 18 shall have the respective meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

As disclosed on the Company's Current Report on Form 6-K, the Company is soliciting proxies of shareholders to vote to approve the proposed merger, in which Shares will be exchanged for $38.55 per share, without interest, among Stelfort III Holding Inc. (as assignee for Castlehill Trading Limited), a subsidiary of Fortress Investment Group, LLC, Stelfort III Acquisition Inc. (as assignee of Ansber Trading Limited), a wholly owned subsidiary of Stelfort III Holding Inc., and Stelmar (the “Fortress Merger”). On November 2, 2004, Stelios, along with Polys Haji-Ioannou (“Polys”), the sole shareholder of Stelphi Holding Ltd., a Liberian corporation (“Stelphi”) sent a letter (the “November 2 Letter”) to all of the shareholders of Stelmar, expressing their intent for Stelshi and Stelphi to vote their Shares AGAINST the Fortress Merger and urging other Stelmar shareholders to do the same. A press release

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containing the November 2 Letter was also posted on http://www.easy.com, the website of easyGroup (UK) Ltd, of which Stelios is Chairman and sole shareholder. The November 2 Letter is attached hereto as Exhibit A.

Stelios has met, and will continue to meet, with third parties, including other shareholders of Stelmar, to discuss with such third parties their views with respect to the Fortress Merger as well as the operations and management of the Company.

Stelshi and Stelphi intend to distribute a proxy statement to urge other shareholders to vote their Shares AGAINST the Fortress Merger. In connection with the distribution of the proxy statement, Stelshi intends to deliver a demand for a shareholder list to the Company in connection with Stelshi’s and Stelphi’s proxy statement. Stelshi and Stelphi have independently determined that it is in their respective interests to vote against the Fortress Merger.

Although the foregoing represents the general range of activities presently contemplated by the Reporting Persons with respect to Stelmar, the Reporting Persons intend to continually review the Company’s business, affairs, management and financial position, as well as conditions in the securities market and general economic and industrial conditions. The possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing may be taken by some or all of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is supplemented as follows:

(a)-(b)

The Reporting Persons, Polys and Stelphi may be deemed to be a "group" for purposes of Rule 13d-5(b)(1) of the Act. The November 2 Letter and the proxy statement which Stelshi and Stelphi intend to distribute to urge other shareholders to vote their Shares against the Fortress Merger may be deemed an agreement by Stelios and Polys to act together for the purpose of acquiring, holding, voting, or disposing of equity securities of Stelmar pursuant to Rule 13d-5(b)(1) of the Act, and, accordingly, may result in the formation of a group for purposes of Sections 13(d) and 13(g) of the Act, as of November 2, 2004, of all equity securities of Stelmar beneficially owned by any such persons. The Reporting Persons, as a group with Polys and Stelphi, beneficially own the amount of Shares and the percentage of the Shares as set forth on the cover page. The Reporting Persons expressly declare that neither the filing of this Amendment No. 11 to the Schedule 13D nor any of the information contained herein shall be construed as an admission that it has formed or is a member of any such group. Information with respect to the beneficial ownership of the Shares of Stelmar by Stelphi and Polys and related information should be contained in a Schedule 13D, as amended, filed or to be filed by Stelphi and Polys.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

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Stelshi and Stelphi intend to distribute a proxy statement to urge other shareholders to vote their Shares against the Fortress Merger, and Stelios has retained Mackenzie Partners, Inc., a proxy solicitation company, to assist in the distribution of the November 2 Letter and the proxy statement urging shareholders to vote AGAINST the Fortress Merger. In this regard, Stelios has also retained Joele Frank, Wilkinson Brimmer Katcher, an investment relations firm.

Item 7. Material to Be Filed as Exhibits.

A Joint Filing Agreement between Stelshi and Stelios is filed as an exhibit to Amendment No. 14 to the Schedule 13D and is incorporated by reference herein. A Power of Attorney authorizing George Charalambous to sign, make, execute, deliver, file and record statements on Schedule 13D (including exhibits thereto) and other documents on behalf of Stelios in any and all capacities is filed as an exhibit to Amendment No. 15 to the Schedule 13D and is incorporated by reference herein.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description
A	Letter from Stelios and Polys to shareholders of Stelmar Shipping Ltd., dated November 2, 2004.

CUSIP No. V8726M103	Page 7of 8

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 2, 2004

STELSHI HOLDING LTD.

By:	/s/ George Charalambous
Name:	George Charalambous
Title:	Director

STELIOS HAJI - IOANNOU

/s/ George Charalambous
George Charalambous
Attorney-in-fact for Stelios Haji-Ioannou

CUSIP No. V8726M103	Page 8 of 8

EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location
A	Letter from Stelios and Polys to shareholders of Stelmar Shipping Ltd., dated November 2, 2004.	Filed herewith